Exhibit 23.2

Consent of Independent Valuation Firm

We hereby consent to the references to Houlihan Capital Advisors, LLC (“Houlihan”) and to our valuation report dated December 31, 2010 relating to the estimation of fair value of certain auction rate securities held by MasTec, Inc. (the “Company”) as of December 31, 2010, including the use of information contained within our Report in the Company’s Form 10-K for the year ended December 31, 2010 and to the incorporation by reference of such information from the Company’s Form 10-K for the fiscal year ended December 31, 2010 in the Registration Statements (Form S-8 Nos. 333-139996, 333-112010, 333-105781, 333-105516, 333-38932, 333-77823, 333-47003, 333-38940 and 333-30647, Form S-3 Nos. 333-158502, 333-142083, 333-133252, 333-46067 and Form S-4 No. 333-170834).

/s/ Houlihan Capital Advisors, LLC
Houlihan Capital Advisors, LLC
February 21, 2011